Exhibit 99.1

No. 25/07

IAMGOLD SIGNS OPTION FOR SALE OF SLEEPING GIANT

Toronto, Ontario, October 9, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”) granting them the right to purchase the Sleeping Giant Mine (“Sleeping Giant”) after the completion of mining and processing for total consideration of up to CDN$7 million.  Sleeping Giant is a 100% owned IAMGOLD producing mine located in the Abitibi region of Northern Quebec.  Current estimated annual gold production is 50,000 ounces and it is expected to continue production through 2008.

In the deal reached with Cadiscor Resources, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life at which time, Cadiscor will purchase the property and all the related infrastructure assets.  Under the agreement, Cadiscor Resources will pay CDN$300,000 in cash and issue 600,000 common shares of Cadiscor and 1 million common share purchase warrants to IAMGOLD and upon exercise of the option to purchase Sleeping Giant, will pay CDN$5 million in cash or Cadiscor common share equivalent less the maximum allowable discount.  In other parts of the agreement, IAMGOLD will also receive CDN$1 million in cash or Cadiscor common share equivalent after 300,000 tonnes of ore from any source are processed through the mill and will retain an NSR royalty on future production from Sleeping Giant.

“Cadiscor’s key asset, the Discovery Project, located relatively close to Sleeping Giant in Northern Quebec, could greatly benefit from the acquisition of the Sleeping Giant assets and will ensure the continuation of opportunity in this region of Northern Quebec,” commented Joseph Conway, President & CEO, IAMGOLD. “Our belief in the potential success of Cadiscor, its Discovery Project and exploration at Sleeping Giant, will benefit IAMGOLD shareholders through the equity position of Cadiscor acquired through this transaction.  We are very pleased with this arrangement and wish Cadiscor Resources much success.”

The agreement has been signed with the formal closing to occur within the fourth quarter.  It is expected that the option should be exercised late next year but no later than April 1st, 2009.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

All issuances and potential issuances of Cadiscor shares to IAMGOLD under the deal are subject to the approval of the Toronto Stock Exchange.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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